File No. 812-[_______]

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act

In the Matter of

Exchange Traded Concepts Trust

Exchange Listed Funds Trust

Exchange Traded Concepts, LLC

Please send all communications, notices and orders to:

Exchange Traded Concepts, LLC

Attn: Legal Department

10900 Hefner Pointe Drive

Suite 400

Oklahoma City, Oklahoma 73120

Copies to:

Morrison Warren, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, Illinois 60606

Richard Coyle, Esq.

Chapman and Cutler LLP

320 South Canal Street

Chicago, Illinois 60606

This Application contains 27 sequentially numbered pages.

As filed with the Securities and Exchange Commission on April 22, 2025.

I.	INTRODUCTION

Exchange Traded Concepts Trust and Exchange Listed Funds Trust (the “Trusts”), each a registered open-end management investment company, on their own behalf and on behalf of each of their respective series, together with Exchange Traded Concepts, LLC (“ETC” or the “Adviser” and, collectively with the Trusts, “Applicants”)1 hereby file this application, as may be amended (the “Application”), for an order (“Order”) of the Securities and Exchange Commission (the “Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act. Applicants request that the Order requested herein apply not only to the Applicants, but also to any existing or future series of the Trusts and to any other existing or future registered open-end management investment company or existing or future series thereof (each existing or future series of a Trust or of any existing or future registered open-end management investment company, a “Fund” and, collectively, the “Funds”) that are advised or sub-advised by the Adviser. A Fund may be actively managed or may track the performance of an index.2 The Funds will comply with the terms and conditions of the Application.

Applicants request an Order that would permit a Fund to offer one or more classes of shares that are not listed for trading on an exchange (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”) in addition to the Fund’s class of exchange-traded shares (each such class, an “ETF Class,” and such shares, “ETF Shares”).

The Order would provide Funds with two broad categories of relief: (i) the relief necessary to permit or continue, as applicable, standard exchange-traded fund (“ETF”) operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”); and (ii) the relief necessary to offer one or more Mutual Fund Classes (“Share Class Relief”).

Pursuant to the ETF Operational Relief, the Order would permit: (i) ETF Shares of the Funds to be or continue to be, as applicable, listed on a national securities exchange (“Exchange”), as defined in Rule 6c-11, and traded at market-determined prices, rather than at the ETF Shares’ next-determined net asset value (“NAV”) per share; (ii) ETF Shares to be or continue to be, as applicable, issued and redeemed only in creation units, as defined in Rule 6c-11 (“Creation Units”), except with respect to the Exchange Privilege (as defined and discussed below) or as otherwise permitted by Rule 6c-11; (iii) certain affiliated persons of a Fund to purchase or continue to purchase, as applicable, Creation Units with (or redeem Creation Units for) baskets, as defined in Rule 6c-11 (“Baskets”); and (iv) certain Funds that include foreign investments in their Baskets to pay or continue to pay, as applicable, redemption proceeds more than seven calendar days after ETF Shares are tendered for redemption. As described below, the ETF Operational Relief would provide the Funds with the same relief as contained in Rule 6c-11, subject to the same conditions contained in Rule 6c-11.

Pursuant to the Share Class Relief, the Order would permit a Fund to offer an ETF Class and one or more Mutual Fund Classes. This multi-class structure would comply with Rule 18f-3 under the 1940 Act, except for certain ways in which an ETF Class and Mutual Fund Class would have different rights and obligations, as described below.

II.	APPLICANTS

A.	The Trusts

Each Trust is organized as a statutory trust under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company under the 1940 Act. Each Trust offers shares of one or more series pursuant to a registration statement on Form N-1A, as amended, filed with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), and the 1940 Act.

[1]	The term “Adviser” includes: (i) ETC; (ii) its successors; and (iii) any entity controlling, controlled by or under common control with ETC or its successors. For the purposes of the Order requested herein, a “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	All entities that currently intend to rely on the Order are named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions in the Application.

The Funds that initially would rely on the relief are separate investment portfolios of one or more Trusts and pursue distinct investment objectives and strategies. The Adviser will select additional Funds where the Adviser believes that the multi-class structure is in the best interest of the ETF Class and each Mutual Fund Class individually, and the Fund as a whole. Applicants believe that, in general, many Fund shareholders are long-term investors and may reflect a variety of shareholder types including, without limitation, institutional investors and shareholders represented by independent financial advisors, broker-dealers or other intermediaries.

B.	The Adviser

ETC is an Oklahoma limited liability company registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any Adviser will be registered with the Commission as an investment adviser under the Advisers Act prior to serving as the investment adviser to any Fund. The Adviser serves or will serve as the investment adviser or sub-adviser to each Fund pursuant to an investment management agreement between the applicable Trust and the Adviser or sub-advisory agreement between the applicable Adviser and ETC. As of [-], 2025, the Adviser managed approximately $[-] billion in assets. When serving as a Fund’s investment adviser, the Adviser has entered or may enter into sub-advisory agreements with other investment advisers to serve as sub-advisers with respect to particular Funds (each a “Sub-Adviser”). Any Sub-Adviser will be registered with the Commission under the Advisers Act.

III.	BACKGROUND

In 2000, the Commission granted an exemptive order to The Vanguard Group, Inc. (“Vanguard”) permitting Vanguard to offer certain index-based open-end management investment companies with mutual fund classes and exchange-traded classes.3 In 2003, the Commission amended the original exemptive order to expand the relief to cover additional domestic equity index funds.4 Also in 2003, the Commission granted an exemptive order to permit Vanguard to offer international equity index funds with mutual fund classes and exchange-traded classes.5 Finally, in 2007, the Commission granted an exemptive order to permit Vanguard’s bond index funds to offer mutual fund classes and exchange-traded classes.6 Relying on these four exemptive orders (collectively, the “Vanguard Orders”), Vanguard has become a major sponsor of index-based ETFs.

In 2019, the Commission adopted Rule 6c-11 under the 1940 Act to provide the exemptive relief necessary under the 1940 Act to permit ETF operations7. However, the Commission determined not to provide the necessary exemptive relief to allow for ETF Classes as part of Rule 6c-11. The Adopting Release explains that multi-class relief raises policy considerations that are different from those that the Commission intended to address in Rule 6c-11. The Adopting Release specifically notes that an ETF class that transacts with authorized participants, as defined in Rule 6c-11 (“Authorized Participants”), on an in-kind basis and a mutual fund class that transacts with shareholders on a cash basis may give rise to differing costs to the portfolio. As a result, certain costs may result from transactions through one class, but all shareholders would generally bear the costs.8

[3]	Vanguard Index Funds, Investment Company Act Release Nos. 24680 (Oct. 6, 2000) (notice) and 24789 (Dec. 12, 2000) (order). The Commission itself, as opposed to the Commission’s staff acting under delegated authority, considered the original Vanguard application and determined that the relief was appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. In the process of granting the order, the Commission also considered and denied a hearing request on the original application, as reflected in the final Commission order.

[4]	The Vanguard Group, Inc., Investment Company Act Release Nos. 26282 (Dec. 2, 2003) (notice) and 26317 (Dec. 30, 2003) (order).

[5]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

[6]	Vanguard International Equity Index Funds, Investment Company Act Release Nos. 26246 (Nov. 3, 2003) (notice) and 26281 (Dec. 1, 2003) (order).

[7]	Exchange-Traded Funds, Release No. IC-33646 (Sept. 25, 2019) (the “Adopting Release”).

[8]	Adopting Release at 122-123.

The Commission concluded that a fund seeking to offer an ETF class and mutual fund classes should request relief through the exemptive application process so that the Commission may assess all relevant policy considerations in the context of the facts and circumstances of particular applicants.9

IV.	IN SUPPORT OF THE APPLICATION

Applicants are filing the Application because they believe that the ability of a Fund to offer both Mutual Fund Shares and ETF Shares could be beneficial to the Fund and to shareholders of each type of class, as discussed below. Applicants continue to see demand for ETFs to help investors meet their distinct financial goals and look for opportunities to grow their lineup with innovative strategies that offer choice, value, and new opportunities to help meet the evolving needs of investors. Applicants are committed to providing customers choice in the investment products they offer. By offering a single portfolio of investments, with both Mutual Fund Classes and an ETF Class, investors can access a Fund’s strategy through their desired share class. Investors in both types of shares would benefit from the operational efficiencies of a single fund with multiple share classes as compared to two separate vehicles. The Fund as a whole would be larger, and all shareholders would benefit from operational cost efficiencies and economies of scale associated with larger asset pools. By having flows in and out of a single fund in both cash transactions and in creation unit transactions, the Fund would also be able to maximize opportunities for investment portfolio changes while avoiding or minimizing brokerage transaction costs and tax realization effects. In addition, having flows into and out of the Fund in cash (for mutual fund shares) and in kind and in cash (for ETF shares, through creation units) permits the Fund to meet mutual fund redemptions without having to sell portfolio securities to meet cash redemptions, thus avoiding brokerage and other transaction costs and tax realization events. Permitting a mutual fund to ETF share exchange permits existing mutual fund shareholders to maintain continuity of investment while also permitting them to hold their favored type of investment without incurring an unnecessary tax realization event. Finally, the Fund and all of its shareholders would benefit from the long-term fund performance and track record in the strategy, permitting them to better understand how the fund’s strategy is implemented over longer market periods.

Applicants believe that the multi-class structure will allow an investor to choose the manner in which such investor wishes to hold interests in a Fund based on the share class characteristics that are most important to that investor. In particular, if the relief sought by this Application were granted, Mutual Fund Shares offered by a Fund could be made available to those retirement plan participants that are precluded from investing in the Fund’s ETF Shares.

Each Fund’s operations will be subject to ongoing monitoring, including monitoring by the Adviser of brokerage and other costs associated with portfolio transactions, cash drag, and the tax efficiency of the Fund. In the event that the Adviser identifies material issues in the functioning of the Fund’s multi-class structure, the Adviser will notify the board of trustees of a Trust (the “Board”), including the trustees who are not interested persons of the Fund under Section 2(a)(19) of the 1940 Act (“Independent Trustees”), or a designated committee (“Committee”) thereof and present to the Board or Committee for its consideration, recommendations for appropriate remedial measures. The Board or Committee will then decide whether to take any corrective action. Potential actions may include, but are not limited to, refining the process to leverage the scale, efficiency and flexibility of the multi-class structure and manage flows, cash balances and portfolio rebalances with in-kind transactions and efficient rebalancing, modifying the Fund’s investment strategy, liquidating or combining one or more classes of the Fund, and restructuring a Fund’s ETF Class or Mutual Fund Class as shares of a separate Fund that offers only an ETF Class or one or more Mutual Fund Classes but is otherwise identical to the Fund (i.e., has the same Adviser, Board, investment objective(s) and fundamental investment policies). The range of corrective measures may vary depending on the particular facts and circumstances relating to a Fund’s operations. The Board or Committee may consider additional corrective measures if deemed necessary.

Each Fund’s registration statement also will clearly describe the multi-class structure, including the key characteristics of, and any significant risks associated with, the multi-class structure, such as the types of expenses borne by each share class and the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Investors therefore will be able to assess whether they wish to invest in the Fund, and through which type of class.

[9]	Adopting Release at 124.

Applicants separately note that on April 15, 2024, Cboe BZX Exchange, Inc. (“Cboe”) has filed an application pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended, with the Commission proposing amendments to Cboe Rule 14.11(l).12 If approved by the Commission, the proposed amendments to Cboe Rule 14.11(l) would establish a path and set of conditions for Cboe to approve the “generic” listing and/or trading of ETF Classes issued by open-end investment companies that also offer Mutual Fund Class Shares in reliance on ETF Class Relief.

A.	Benefits of an ETF Class for Mutual Fund Class Shareholders

Applicants believe that a Fund that offers both Mutual Fund Classes and an ETF Class would offer the following significant benefits to shareholders in a Fund’s Mutual Fund Classes.

First, in-kind transactions through the ETF Class may contribute to lower portfolio transaction costs and greater tax efficiency. In general, in-kind transactions through the ETF Class in connection with creations and redemptions could allow a Fund to reduce some portfolio transaction costs. This could be particularly true through the use of the custom basket flexibility permitted under Rule 6c-11. For example, on days when there may be limited cash inflows through the Mutual Fund Classes, in-kind transactions through the ETF Class could allow the Fund to rebalance its portfolio efficiently while keeping cash balances low and without needing to sell and purchase portfolio securities in the market. In-kind redemptions also could serve to help limit the realization of capital gains and reduce unrealized capital gains within the portfolio and improve the tax profile of the Fund, which could help shareholders defer capital gains. An improved tax profile for the Fund also may assist the competitive positioning of the Fund for attracting prospective shareholders, contributing to the Fund’s ability to spread fixed costs over a larger asset base, driving economies of scale to the benefit of shareholders.

As described in greater detail below, Applicants also believe that an exchange feature could allow mutual fund shareholders to exchange Mutual Fund Shares for ETF Shares without adverse consequences to the Fund. To the extent that some mutual fund shareholders might ultimately prefer to hold ETF Shares, the existence of an ETF Class could allow for those shareholders to exchange their shares into the ETF Class of the same Fund rather than redeeming their Mutual Fund Shares and buying shares of another ETF. In so doing, the exchanging shareholders could save on transaction costs and potential tax consequences that may otherwise be incurred in redeeming their Mutual Fund Shares and buying separate ETF Shares, and the Fund (and thus other shareholders) may also save on transaction costs and potential tax consequences that could otherwise arise if the Fund needed to raise cash to satisfy the redemption of Mutual Fund Shares. This exchange feature would be a particular advantage if retirement plan administrators become able to better accommodate ETFs in the future.

Many of the Funds have attracted significant assets and have a well-established track record. Having higher assets under management and a performance history or track record can be an important factor in whether a Fund may qualify as an investment option in many retirement plans. A Mutual Fund Class of an existing Fund could benefit from pre-existing assets and performance, which could improve the availability of the Fund to investors.

In addition, as noted above, the ability to grow in two different distribution channels, ETF Class and Mutual Fund Class, could lead to additional asset growth and economies of scale to the benefit of all shareholders by allowing, among other things, additional access to the Fund, including through the retirement plans, and the Fund’s fixed expenses to be spread over a larger asset base. Further, the multi-class structure will avoid the costs and necessity of creating clone funds. The Commission previously recognized these benefits when considering the adoption of Rule 18f-3.10

[10]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Company Act Release No. 20915 (Feb. 23, 1995) (the “Rule 18f-3 Adopting Release”) (“Fund sponsors assert that multiple classes may enable funds to attract larger asset bases, permitting them to spread fixed costs over more shares, qualify for discounts in advisory fees (“breakpoints”), and otherwise experience economies of scale, resulting in lower fees and expenses. They also state that multiple classes avoid the need to create “clone” funds, which require duplicative portfolio and fund management expenses. Furthermore, fund sponsors state that a larger asset base permits greater portfolio liquidity and diversification.”).

B.	Benefits of a Mutual Fund Class for ETF Class Shareholders

Applicants believe that Mutual Fund Classes would offer the following significant benefits to shareholders in a Fund’s ETF Class.

First, investor cash flows through a Mutual Fund Class can be used for efficient portfolio rebalancing. As part of the Adviser’s or a Sub-Adviser’s approach to investing, a Fund portfolio may contain a large number of portfolio positions to which small adjustments are made on a frequent basis. To the extent that cash flows come into a Fund through a Mutual Fund Class, a portfolio manager may be able to deploy that cash strategically to rebalance the portfolio. Under these circumstances, cash flows through a Mutual Fund Class could help facilitate portfolio management to the benefit of shareholders, including ETF Class shareholders, particularly if there are no creations through the ETF Class on a given day.

Second, cash flows through a Mutual Fund Class may allow for greater Basket flexibility for creations and redemptions through the ETF Class, which could promote arbitrage efficiency and narrower spreads on the trading of ETF Shares in the secondary market. Some Funds may hold a large number of securities with a wide range of portfolio exposures. If cash flows from a Mutual Fund Class can be utilized strategically by the portfolio manager to obtain exposure to some portfolio positions (e.g., small portfolio positions), the portfolio manager could specify a smaller number of different securities for the Baskets used for creations and redemptions of ETF Class Shares by Authorized Participants. As recognized in the Adopting Release, if Baskets contain a smaller number of securities, Authorized Participants may be able to assemble or liquidate such Baskets with lower transaction costs. Reducing the costs of Authorized Participants to create and redeem ETF Shares potentially could result in greater arbitrage efficiency and narrower spreads in connection with the trading of ETF Shares in the secondary market by the Authorized Participants and could make the Fund more attractive, thus increasing overall Fund assets.11

Applicants also believe that the establishment of one or more Mutual Fund Classes as part of an existing Fund could lead to cost efficiencies. In terms of Fund expenses, a Mutual Fund Class could have initial and ongoing advantages for its shareholders. Similarly, Applicants expect that shareholders of an ETF Class of a Fund, even if it already has substantial assets, could benefit from additional economies of scale as noted above. These are the same types of benefits that the Commission originally recognized in adopting Rule 18f-3.12

Tax-free exchanges of shares from a Mutual Fund Class for shares of the ETF Class also may increase the ETF shareholder base. Subsequent secondary market transactions by the ETF Class shareholders could generate greater trading volume, resulting in lower trading spreads and/or premiums or discounts in the market prices of the ETF Shares to the benefit of ETF Class shareholders.

While Mutual Fund Classes are typically intended for long-term investors, a Fund that offers ETF Shares in addition to Mutual Fund Classes could allow certain investors to engage in more frequent trading without disrupting the Fund’s portfolio. For example, models that rebalance periodically could trade in and out of the ETF Class on the secondary market. Such secondary market transactions would not disrupt the portfolio of the Fund and would help long-term investors avoid the adverse consequences of frequent trading and market timing by a few short-term investors.

C.	Adopting Release Concerns about ETF Classes

The Adopting Release indicates that funds operating with both an ETF Class and a Mutual Fund Class raise certain additional policy considerations. Specifically, the Commission notes that the cash flows associated with different classes could impact a fund’s portfolio, generating costs that shareholders of all classes would share.

With respect to the potential consequences of cash flows, the Commission identifies three categories of costs: (1) brokerage and other costs associated with buying and selling portfolio securities in response to mutual fund share class inflows and outflows; (2) cash drag associated with holding the cash necessary to satisfy mutual fund share class redemptions; and (3) distributable capital gains associated with portfolio transactions. Applicants believe that each of these issues could be considered by the Adviser and the Board in determining whether a particular Fund should offer both Mutual Fund Classes and an ETF Class.

[11]	Adopting Release at 83.

[12]	See supra footnote 10.

In terms of brokerage and other costs in connection with portfolio transactions, the Adviser will select Funds where it believes shareholders of all classes will benefit from the scale, efficiency, and flexibility of the multi-class structure, and shareholder flows, cash balances, and portfolio rebalances can be managed holistically with in-kind transactions and efficient rebalancing to the mutual benefit of shareholders of all classes, significantly reducing the potential risk to the ETF Class, which will be clearly disclosed.

As described above, cash inflows also may allow a portfolio manager to make specific portfolio adjustments that could be more difficult to achieve strictly using Basket transactions through a stand-alone ETF. For example, at times, an ETF may not be able to establish desired portfolio positions purely through in-kind creation and redemption activity, and therefore could incur portfolio transaction costs if it becomes necessary to sell portfolio securities in order to generate cash to invest in new positions. Accordingly, the possibility of cash inflows through a Mutual Fund Class and in-kind transactions through an ETF Class is a combination that could allow for benefits to all Fund shareholders: in-kind creations and redemptions through the ETF Class could save some portfolio transaction costs, while cash inflows through the Mutual Fund Class could save transaction costs that the manager might have incurred if otherwise forced to liquidate holdings to reposition the portfolio. Having both cash inflows and in-kind creation unit activity permits a Fund’s portfolio management team to manage the Fund’s investment program from a tax perspective as well.

With respect to the issue of cash drag, Funds will be chosen where the Adviser believes cash balances (if needed) can be efficiently raised and equitized and/or are often part of the portfolio management strategy, and Mutual Fund Class cash flows can be efficiently used to effect rebalances. In addition, Applicants believe that, in general terms, many investors in existing Funds are long-term investors. As a result, Applicants do not expect the Funds that would offer Mutual Fund Classes to maintain cash balances at a level that would cause any significant adverse impact on Fund performance.

Finally, the tax management of a Fund portfolio can have many elements. As a general matter, in-kind redemptions through the ETF Class could limit a Fund’s realization of capital gains and reduce the unrealized capital gains for the Fund’s entire portfolio generally, in which case cash redemption activity through the Mutual Fund Class might not generate capital gains on an ongoing basis for any of the classes. In addition, a Mutual Fund Class also may have the ability to engage in in-kind redemptions with large shareholders, which could minimize capital gains. The Mutual Fund Class may also provide cash inflows that could reduce the need to liquidate holdings to reposition the portfolio (as described in connection with transaction costs above) or to pay dividends and thereby reduce capital gain realization that may otherwise occur on liquidation of holdings.

A portfolio manager also may engage in tax management through portfolio transactions and could generate capital losses in connection with some cash redemptions that could offset gains from other portfolio transactions. Such capital losses could be particularly useful in connection with actively managed investment companies, where the realization of some capital gains can occur in connection with portfolio management activity rather than as a result of cash redemptions. Cash redemptions through a Mutual Fund Class therefore could allow for some tax loss harvesting and potentially generate tax offsets for capital gains that in-kind redemptions through an ETF Class would not. Further, by allowing tax-free exchanges of shares from the Mutual Fund Class for shares of the ETF Class, the Funds will minimize the impact of taxes and transaction costs that would be incurred by the Fund if the Mutual Fund Class had to sell securities to meet the redemption prior to the shareholder purchasing shares of a similar ETF, providing a better result for both the Funds and any exchanging shareholders.

In addition to the specific issues that the Commission raised in the Adopting Release relating to cash flows through a Mutual Fund Class, the Commission also noted in the Adopting Release that unlike the ETFs covered by Rule 6c-11, Mutual Fund Classes do not provide daily portfolio transparency.13 Applicants note that a lack of daily portfolio transparency is not a necessary characteristic of investment companies that offer both a mutual fund class and an ETF class. Currently, the Funds operate as ETFs and make portfolio holdings information available to shareholders on a daily basis, consistent with the requirements of Rule 6c-11. Applicants will continue to publish the portfolio of each Fund that offers both an ETF Class and one or more Mutual Fund Classes on a daily basis. The Adviser would only utilize an ETC Class structure where the Adviser believes that displaying the portfolio holdings of a Fund with both a Mutual Fund Class and an ETF Class would not negatively impact shareholders.

[13]	Adopting Release at footnote 433.

The Adviser and the Board will be attentive to the Commission’s concerns in the Adopting Release, and Applicants have proposed conditions to the relief that will help ensure that the Adviser and the Board focus on these issues with the initial approval and on an ongoing basis. Applicants also will include appropriate disclosure in a Fund’s registration statement regarding the key characteristics of, and any significant risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes. Accordingly, investors will be able to make an informed investment decision when investing in a Fund with Mutual Fund Classes and an ETF Class.

D.	Initial Evaluation and Approval Framework

In assessing whether a particular Fund should have both Mutual Fund Classes and an ETF Class, the Board, including the Independent Trustees, will find that the multiple-class structure is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole before such a structure is implemented. As required by Rule 18f-3, before any Board vote on a multiple-class plan including one or more Mutual Fund Classes, the trustees will request and evaluate, and any agreement relating to the class arrangement will require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

To assist in the Board’s consideration of whether the multiple class plan is in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole, the Adviser shall prepare a written report in light of the specific circumstances of the Fund and the investment strategy of the Fund (“Initial Adviser Report”).

1.	The Initial Adviser Report shall contain the following:

B.	A description and evaluation of the reasonably expected benefits and costs to each Class individually and the Fund as a whole, associated with the proposed multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Initial Considerations”):

•	The sources of potential cost savings and other benefits of operating one or more Mutual Fund Classes in addition to the ETF Class such as those reasonably likely to result from economies of scale, in-kind creations and redemptions of the ETF Class shares, and the Exchange Privilege (as described below);

•	the Fund’s investment strategy and the potential for any anticipated capacity or other constraints that would limit the Fund’s ability to invest in certain assets, issuers or issues[14];

•	potential consequences to the Fund and its investors of disclosing full portfolio holdings daily;

•	size of the Fund and shareholder composition (for an existing Fund), if known;

•	anticipated shareholder interest in exchanging shares using the Exchange Privilege (for an existing Fund);

•	past (for existing Funds) and/or reasonably expected (for existing and new Funds) portfolio turnover and costs associated with portfolio transactions;

•	past (for existing Funds) and/or reasonably expected (for existing and new Funds) cash levels;

•	the extent of any unrealized capital gains/losses or carry over capital losses (for existing Funds);

•	any potential for higher cross-subsidization between classes at the outset when adding a new type of class to an existing Fund, as well as possible actions to minimize the impact of any such cross-subsidization; and

•	any potential for cross-subsidization due to any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Fund;

[14]	See Adopting Release at 58-59 (discussing the ability of an ETF to suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances).

C.	A description of the Ongoing Monitoring Process (as defined below) to be used for the Fund, which will be based on the Adviser’s proposed framework for ongoing monitoring of certain metrics relevant to the Board’s oversight of the multiple class plan;

D.	To the extent not already included in the Initial Considerations, a description of any material conflicts of interest that may arise in connection with operating one or more Mutual Fund Classes in addition to the ETF Class;

E.	Other information the Adviser determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Fund is in the best interests of each Mutual Fund Class and ETF Class individually and the Fund as a whole; and

F.	Any other information that the Board requests.

The Initial Adviser Report will assist the Fund Board in evaluating the potential for any conflicts between the Mutual Fund Class(es) and the ETF Class based on current and historical information, as applicable.

The Adviser will create a framework for ongoing monitoring of certain metrics designed to help the Board determine whether a Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class (“Ongoing Monitoring Process”). The Ongoing Monitoring Process will involve the following steps:

•	The Adviser will recommend to the Board for approval the numerical thresholds, and time periods over which to measure the Fund’s performance against such numerical thresholds, including those relating to a Fund’s brokerage expenses, cash levels, capital gains, as well as any other area that could reasonably identify conflicts between classes. Each of the numerical thresholds will be based on the Adviser’s review of the Funds’ historical data relating to cash levels, brokerage expenses, capital gains and other areas, as applicable. For new Funds without a performance history, the Adviser will be informed by existing funds that the Adviser advises, as applicable. The thresholds, including any changes thereto as described below, will be set at such levels that are reasonably designed to identify material conflicts of interest between the Mutual Fund Class(es) and the ETF Class (including disparities in costs between the Mutual Fund Class(es) and ETF Class, such as cash drag from holding cash to meet Mutual Fund Class redemption requests and realized capital gains or other tax consequences due to such requests).

•	The Adviser will establish a method to monitor a Fund’s activity to determine whether the Fund has exceeded the established threshold in a given area.

•	The Board will approve the numerical thresholds, and the time periods over which to measure the Fund’s performance against such numerical thresholds.

As part of the Ongoing Monitoring Process approved by the Board as noted above, the Adviser will take the following steps:

•	If a Fund exceeds an established threshold, the Adviser will notify the Board promptly, and in any case, no later than within 30 days of quarter-end. The Adviser will provide the Board with a written explanation of the Adviser’s assessment of the causes of the Fund exceeding the threshold(s).

•	The Board will decide, no later than its next regularly scheduled meeting, what, if any, remedial actions the Adviser or Fund should take. Examples of remedial actions may include: adjustments to the use of in-kind transactions or trade execution strategy to manage brokerage commissions; greater use of credit lines or other sources of cash to reduce uninvested cash; enhancements to tax lot management and harvesting of capital losses to reduce capital gains distributions; adjustments to transaction fees, purchase fees and/or redemption fees; discontinuation of a class, or conversion of an entire class of a Fund into another class of that Fund as otherwise permitted under the Act.

2.	Ongoing Evaluation and Oversight.

In addition to the initial evaluation and approval of the multiple class plan, the Board also will periodically, but in no case less frequently than annually, evaluate the class structure of the Fund and determine that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole. To inform this evaluation and determination, the Adviser will provide a written report to the Board in light of the specific circumstances of the Fund and the investment strategy of the Fund (“Ongoing Adviser Report”). The Ongoing Adviser Report shall contain the following:

•	A description and evaluation of any material changes to the reasonably expected benefits and costs to each Class and the Fund as a whole, associated with the multiple class plan, which shall address, at a minimum, each of the following considerations, as applicable (“Ongoing Considerations”):

o	any material changes to the Initial Considerations, as applicable;

o	the level of exchanges between the Mutual Fund Class(es) and ETF Class during the prior year;

o	the average cash exposure during the prior three years, or for the life of the Fund, whichever is less;

o	short- and long-term capital gains distributions during the prior three years, or for the life of the Fund, whichever is less;

o	average brokerage costs as a percentage of assets under management during the prior three years, or for the life of the Fund, whichever is less;

o	any performance difference between the Mutual Fund Class(es) and the ETF Class due to the difference in dividend payment dates described below;

o	any observed negative consequences of the ETF Class on portfolio size, liquidity, liquidity risk management, and operations of the Fund;

o	any observed negative consequences of the Mutual Fund Class(es) on portfolio size, liquidity, liquidity risk management, and operations of the Fund; and

o	the consequences of any transaction fees or similar charges that are applied in connection with investor purchase or redemption activity and that are designed to reduce the costs associated with that activity borne by the Fund;

•	The results of the Ongoing Monitoring Process over the prior year, and any recommended changes to the thresholds, along with the reasons therefor;

•	To the extent not already included in the discussion of the Ongoing Considerations, a description of any material conflicts of interest that have arisen or may arise in connection with operating one or more Mutual Fund Classes in addition to the ETF Class;

•	Other information the Adviser determines is reasonably necessary for considering whether having an ETF Class and Mutual Fund Class(es) in the same Fund continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole; and

•	Any other information that the Board requests.

The Board will consider whether the Ongoing Adviser Report suggests any issues relating to the Fund structure, including conflicts between the classes, that require additional Board action.  The Board also will receive reports on the operations of the ETF Class, including information on trading spreads for the ETF Shares, premiums or discounts of the market prices of ETF Shares as compared to the net asset value (“NAV”) of the ETF Shares, and Authorized Participant activity.  Based on this information, a majority of the directors of a Fund, and a majority of the Independent Directors of the Board, shall periodically, but in any case no less frequently than annually, find that the multiple class plan continues to be in the best interests of each Mutual Fund Class and the ETF Class individually and of the Fund as a whole.9

V.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transactions, or any class or classes of persons, securities, or transactions, from any provisions of the 1940 Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 17(b) of the 1940 Act provides that the Commission will grant an exemption from the provisions of Section 17(a) of the 1940 Act if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transaction is consistent with the policy of each registered investment company concerned, and that the proposed transaction is consistent with the general purposes of the 1940 Act.

Applicants believe that the requested relief described in this Application meets these standards.

VI.	LEGAL ANALYSIS AND DISCUSSION

A.	ETF Operational Relief

With respect to the ETF Operational Relief, Applicants seek the same exemptive relief as provided by Rule 6c-11, subject to the same conditions contained in Rule 6c-11. Applicants believe that they are technically unable to rely on Rule 6c-11 because “exchange-traded fund” is defined, in part, to mean a registered open-end management investment company “whose shares are listed on [an Exchange] and traded at market-determined prices.” To the extent that this definition suggests that all of the investment company’s shares must be listed on an Exchange, a Fund with Mutual Fund Shares in addition to ETF Shares would not meet this definition.

In addition, the Funds may offer an “Exchange Privilege” that would permit shareholders in a Mutual Fund Class to exchange Mutual Fund Shares for ETF Shares. The terms of the Exchange Privilege will conform to the requirements of Section 11(a) of the 1940 Act. In particular, any exchange would occur at the relative net asset values of the respective securities. To the extent a Fund imposes any administrative fee on the exchange, the fee will be applied in compliance with Rule 11a-3 under the 1940 Act. ETF Shares issued to a shareholder as part of the Exchange Privilege will be newly issued ETF Shares, and not ETF Shares purchased in the secondary market. The issuance of ETF Shares in connection with the Exchange Privilege will comply with the Securities Act. Because the definition of “exchange-traded fund” in Rule 6c-11 requires that the ETF “issues (and redeems) creation units to (and from) authorized participants in exchange for a basket and a cash balancing amount if any,” subject to certain exceptions in Rule 6c-11(a)(2), a Fund that permits a holder of Mutual Fund Shares to acquire individual ETF Shares directly from the Fund through the Exchange Privilege may not satisfy this definition.

Although the Funds otherwise would comply with Rule 6c-11 as required by condition 1 below, because the Funds cannot rely on Rule 6c-11, Applicants request the ETF Operational Relief described below.

1.	Sections 2(a)(32) and 5(a)(1) of the 1940 Act

Section 5(a)(1) of the 1940 Act defines an “open-end company” as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the 1940 Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately such holder’s proportionate share of the issuer’s current net assets, or the cash equivalent.

Because ETF shares are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the 1940 Act are met. Rule 6c-11(b)(1) resolves this issue for ETFs relying on Rule 6c-11 by specifically providing that an ETF share is considered a redeemable security within the meaning of Section 2(a)(32). Because the operations of an ETF Class would adhere to all of the requirements of Rule 6c-11, except that a Fund will list only one class of its shares on an Exchange and may offer an Exchange Privilege, Applicants request an Order under Section 6(c) granting an exemption from Sections 2(a)(32) and 5(a)(1) to permit a Fund to register as an open-end management investment company and, except as otherwise permitted by Rule 6c-11, redeem ETF Shares in Creation Units only.

2.	Section 22(d) of the 1940 Act and Rule 22c-1 under the 1940 Act

Section 22(d) of the 1940 Act, among other things, prohibits investment companies, their principal underwriters, and dealers from selling a redeemable security to the public except at a current public offering price described in the prospectus. Rule 22c-1 under the 1940 Act generally requires that a dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on its NAV.

Because investors may purchase and sell individual ETF shares from and to dealers on the secondary market at market-determined prices (i.e., at prices other than those described in the prospectus or based on NAV), Rule 6c-11 provides exemptions from these provisions. As noted, the operations of an ETF Class, including the ways in which the ETF Shares trade at market-determined prices, would be the same as for ETFs relying on Rule 6c-11. Accordingly, Applicants seek the same relief pursuant to Section 6(c) as provided by Rule 6c-11.

3.	Section 22(e) of the 1940 Act

Section 22(e) generally prohibits a registered open-end management investment company from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a security for redemption.

Rule 6c-11 provides an exemption from Section 22(e) to permit an ETF to delay satisfaction of a redemption request for more than seven days if a local market holiday, or series of consecutive holidays, or the extended delivery cycles for transferring foreign investments to redeeming Authorized Participants, or the combination thereof, prevents timely delivery of the foreign investment included in the ETF’s Basket. Pursuant to Section 6(c), Applicants seek the same relief for an ETF Class, subject to the requirements of Rule 6c-11.

4.	Sections 17(a)(1) and 17(a)(2) of the 1940 Act

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company, or an affiliated person of such person, from knowingly selling any security or other property to or purchasing any security or other property from the company.

Rule 6c-11 provides an exemption from these provisions to permit purchases and redemptions of Creation Units through Basket transactions between ETFs and certain types of affiliated persons as described in Rule 6c-11. Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act pursuant to Sections 6(c) and 17(b) of the 1940 Act to permit the Funds to engage in the same types of Basket transactions through the ETF Class, subject to the requirements of Rule 6c-11.

B.	Share Class Relief

 In addition to the ETF Operational Relief that parallels the exemptive relief provided by Rule 6c-11, Applicants request an order under Section 6(c) for relief from Sections 18(f)(1) and 18(i) of the 1940 Act in order for the Funds to offer one or more Mutual Fund Classes.

1.	Section 18 of the 1940 Act and Rule 18f-3 under the 1940 Act

Section 18(f)(1) of the 1940 Act provides that “it shall be unlawful for any registered open-end [investment] company to issue any class of senior security or to sell any senior security of which it is the issuer” with certain exceptions not relevant here. The term “senior security” is defined in Section 18(g) to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” Section 18(i) provides that every share of stock issued by an open-end investment company “shall be a voting stock and have equal voting rights with every other outstanding voting stock.”

Section 18(f)(1) was enacted to protect investors from certain abuses associated with complex investment company capital structures, including excessive leverage, conflicts of interest among classes, and investor confusion, while Section 18(i) was intended to prevent inequitable and discriminatory shareholder voting provisions.15 The Commission generally takes the position that an open-end investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18.

[15]	See Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Company Act Release No. 19955 (Dec. 15, 1993) (the “Rule 18f-3 Proposing Release”) (citing Investment Trusts and Investment Companies: Hearings on S.3580 Before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 265-75, 1025-37 (1940)).

In 1995, the Commission adopted Rule 18f-3, which provides an exemption from Sections 18(f)(1) and 18(i) for any open-end investment company (or series thereof) with a multi-class structure, provided that the company complies with the requirements of the rule.16 Although Applicants will comply substantially with the requirements of Rule 18f-3, the Funds would not be able to comply with the requirement in Rule 18f-3(a)(4) that, aside from the differences permitted by the rule, the Mutual Fund Classes and the ETF Class will have the same rights and obligations.

 Applicants have identified various ways in which Mutual Fund Shares and ETF Shares will have different rights. First, Mutual Fund Shares will be individually redeemable while ETF Shares will be redeemable only in Creation Units (except as otherwise permitted by Rule 6c-11). Second, ETF Shares will be tradable on an Exchange while Mutual Fund Shares will not; thus the benefits of an ETF (trading any time during market hours with advanced trading features, such as limit and stop loss orders) will only be available to the ETF Shares. Third, the Exchange Privilege will be limited to the Mutual Fund Class (i.e., the Exchange Privilege will not be offered to holders of ETF Shares of the Fund). Fourth, dividends of Mutual Fund Shares may be automatically reinvested in additional Mutual Fund Shares issued by a Fund at its NAV per share, while holders of ETF Shares may only participate in a dividend reinvestment plan to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. Fifth, although all share classes of a Fund will declare dividends on the same schedule (e.g., monthly, quarterly, annually), it is currently expected that the dividend declaration date for Mutual Fund Shares will generally be the ex-dividend date, whereas due to current Exchange requirements, the dividend declaration date for ETF Shares is generally expected to be one business day before the ex-dividend date (although it is possible that changes to Exchange requirements could alter this approach for ETF Shares and possibly result in no difference between ETF Shares and Mutual Fund Shares in this regard). Sixth, while all share classes of a Fund will pay dividends on the same schedule (e.g., monthly, quarterly, annually), dividends on the Mutual Fund Shares are generally expected to be paid by the business day after the ex-dividend date, whereas the payment date for ETF Shares is generally expected to be several days after the ex-dividend date.

2.	Addressing Policy Concerns under Section 18 and Rule 18f-3

Applicants do not believe that the differences in class rights noted above implicate the primary concerns at which Section 18 is directed – i.e., excessive leverage, conflicts of interest and investor confusion.

a.	Leverage

The issuance of classes of shares with different rights and obligations, and different dividend declaration and payable dates, does not create any opportunity for leverage.17

b.	Conflicts of Interest

While having more than one class of shares creates the potential for conflicts of interest between the classes, Applicants do not believe that the potential conflicts that could arise with respect to a Mutual Fund Class of an ETF are any different from those that could arise in any multi-class arrangement. Rule 18f-3 contains provisions designed to minimize or eliminate potential conflicts between classes, such as requiring separate approval on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and requiring the use of certain formulas for allocating income, gains and losses, and appreciation and depreciation. Under this framework, multi-class funds have successfully addressed conflicts of interest between classes and have become one of the prevalent types of registered investment companies in the asset management industry. The Funds will comply with these voting and allocation provisions. Applicants do not believe that potential conflicts of interest beyond those raised generally by a multi-class structure are raised specifically when classes have different redemption and trading rights, different timing of dividend declaration and payment dates, differences in the availability of a dividend reinvestment plan, and, in some cases, different exchange rights.

[16]	See supra footnote 10.

[17]	In the Rule 18f-3 Proposing Release, the Commission recognized that “[m]ultiple class funds do not involve leverage because each class represents interests in the same portfolio of investments and participates in all of the portfolio’s gains and losses.”

i.	Potential Conflicts of Interest Resulting from Different Classes Declaring Dividends on Different Days

Although Mutual Fund Shares and ETF Shares may both pay dividends, in general, the dividend declaration date for some Mutual Fund Shares is expected to be the ex-dividend date while the declaration date for ETF Shares is expected to be one business day before the ex-dividend date. Applicants expect that the difference in the dates on which dividends of Funds are declared for Mutual Fund Shares and ETF Shares will be due solely to Exchange rules applicable to ETFs, not to the intent of management to adopt specific measures that could be favorable to one class and prejudicial to another. Applicants note that they do not expect that there will be an economic impact on a particular share class as a result of this difference in dividend declaration dates.

ii.	Potential Conflicts of Interest Resulting from Different Classes Paying/Reinvesting Dividends on Different Days

Although Mutual Fund Shares and ETF Shares may both pay dividends, in general, dividends on some Mutual Fund Shares are expected to be paid by the business day after the ex-dividend date, while the payment date for ETF Shares is expected to be several days after the ex-dividend date. Thus, it is anticipated that while shareholders in the Mutual Fund Class who may wish to reinvest their dividends in additional Mutual Fund Shares should be able to do so by the business day after the ex-dividend date, shareholders in the ETF Class who may wish to reinvest their dividends in additional ETF Shares will not be able to do so until several days later and, as indicated above, only to the extent their broker-dealers make available the DTC book-entry and/or broker-dealer sponsored dividend reinvestment service. The delay between the ex-dividend date and the payment/reinvestment date occurs for all ETFs, whether they are stand-alone ETFs or part of a multi-class structure, and regardless of whether an ETF shareholder elects to reinvest dividends.

As a result of the difference in when dividends are paid, it is anticipated that Mutual Fund Class shareholders who reinvest dividends will be continuously invested, while ETF Class shareholders who are permitted to reinvest their dividends and elect to do so will be “out of the market” for several days with respect to the amount of the dividend. This difference will affect the relative performance of the classes because, during the period when the dividend is out of the market, ETF Class shareholders will not receive income or experience appreciation or depreciation on the amount of the dividend. Applicants do not believe that this economic difference will be significant.

Applicants do not believe that this difference between Mutual Fund Classes and ETF Classes resulting from the different dividend payment schedules results in a conflict between the share classes nor is inconsistent with the purposes underlying Section 18 of the 1940 Act for the following reasons:

•	As noted above, Applicants do not believe the potential performance difference will be significant.

•	Applicants do not believe that the potential performance difference will consistently favor one class over the other. Because share prices may move up or down, the payment delay experienced by ETF Class shareholders may help or hurt investment performance depending upon market conditions.

•	Section 18 does not guarantee equality of performance among different classes of the same Fund. Indeed, different classes will always have different performance as a result of the different expense ratios that apply to each class. Typically, those performance differences would generally be far greater than the performance differences that will result from different classes having different dividend payment dates.

•	The use of different dividend payment dates is a necessary consequence of the fact that ETF Shares are exchange-traded while Mutual Fund Shares are not. The delay between the ex-dividend date and the payment date is an inherent feature of any ETF that investors must accept in order to obtain the other inherent features of the instrument, such as intra-day trading.

•	The delay between the ex-dividend date and the payment date cannot be avoided; it would exist whether an ETF was structured as a separate share class of a multi-class fund or as a stand-alone fund.

iii.	Potential Inequitable Voting Power

As noted, Section 18(i) provides that “every share of stock … issued by a registered management [investment] company … shall be a voting stock and have equal voting rights with every other outstanding voting stock.” Because shareholders of each Fund have voting rights based on the number of shares owned, and because the shareholders in the Mutual Fund Class may be able to reinvest dividends sooner than shareholders in the ETF Class, each Mutual Fund Class shareholder could obtain more voting power than an ETF Class shareholder in the days immediately following an ex-dividend date.

Applicants believe that their proposed treatment of voting rights meets the standards of Section 18(i) because every share issued by the Funds will have equal voting rights in that each share will be entitled to one vote per share and a fractional vote per fractional share. While the voting power of a Mutual Fund Class shareholder arguably could be different due to the ability to reinvest dividends more quickly, voting power and voting rights are not necessarily the same thing. Even if one takes the position that the classes have different voting rights as a result of their different dividend policies, Applicants’ proposal merits an exemption from Section 18(i) because, given the immaterial difference in voting power between the classes, it is extremely unlikely that the outcome of a proxy vote would be affected.

iv.	Cross-Subsidization

As discussed above in section IV.C. of this Application, the Commission has expressed concern in the context of the Adopting Release that the cash flows associated with Mutual Fund Classes could impact a Fund’s portfolio, generating costs that shareholders of all classes, including the ETF Class, would share. This potential for “cross-subsidization” between the classes might be viewed as a potential conflict between the classes. However, Applicants note as an initial matter that an inherent part of the mutual fund structure is the fact that some investors in the mutual fund will transact with the mutual fund more frequently than others, which may generate transaction costs and tax realizations that are experienced by all shareholders, including non-transacting shareholders. In this regard, the creation of an ETF Class could permit shareholders that wish to purchase and sell shares on a more frequent basis to do so through secondary market trading of ETF Shares rather than through purchases and redemptions of Mutual Fund Shares. Because such secondary market transactions would not impact the portfolio of a Fund, the existence of the ETF Class could reduce transaction costs and adverse tax consequences for the Fund as a general matter because the ETF Class would externalize costs associated with investment flows from authorized participants, a benefit that would be shared by all Fund shareholders.

Applicants also note that the sharing of portfolio transaction costs and tax realizations at the portfolio level is a characteristic of all multi-class funds that operate under Rule 18f-3. For example, even though different classes may be offered to different types of investors that may have different levels of transaction activity or different transaction sizes (e.g., institutional investors, retail investors), Rule 18f-3 does not seek to isolate the portfolio transaction costs or any tax realizations caused by cash inflows and outflows to the specific class “responsible” for that transaction activity. Instead of seeking to allocate such costs, Rule 18f-3 requires that the Board, including a majority of the Independent Trustees, determine that the multi-class plan for the Fund is in the best interests of each class individually and of the Fund as a whole. Thus, Rule 18f-3 recognizes that the overall benefits to a Fund and its share classes of a mutualized structure outweigh potential conflicts among the classes from time to time. Those potential conflicts are manageable and disclosed to investors in advance of their investment decisions. As with all funds that have adopted a multi-class plan, the Board will monitor allocations under the plan to guard against cross-subsidization.

Applicants generally propose to take the same approach with respect to a Fund that would offer a Mutual Fund Class (or Mutual Fund Classes) and an ETF Class. In light of the Commission’s concerns, however, Applicants propose several conditions to the requested relief that will help ensure that the Adviser and the Board, including the Independent Trustees, are keenly focused on these issues as an initial and ongoing matter.18 As noted above, based on the characteristics of certain Funds and the Adviser’s historical investment approach, Applicants believe that shareholders of both Mutual Fund Classes and an ETF Class of certain Funds would benefit from the multi-class structure. As addressed in the next section, Applicants also will take steps to inform and educate investors regarding the characteristics of the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes.

[18]	The Commission has previously acknowledged the role of an open-end investment company’s board in guarding against cross-subsidization between classes. See Rule 18f-3 Adopting Release (“Consistent with its oversight of the class system and its independent fiduciary obligations to each class, the board must monitor the use of waivers or reimbursements to guard against cross-subsidization between classes.”).

c.	Investor Confusion

While Applicants believe the potential for investor confusion is limited, Applicants intend to take the steps described below (collectively, “Disclosure Steps”), which Applicants believe will minimize or eliminate any potential for investor confusion. Applicants note that ETFs have been in existence for more than twenty-five years, and some ETFs are consistently among the highest volume securities on the Exchange on which they trade. Applicants believe that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares, regardless of whether the ETF shares are issued by ETFs or through ETF Classes. As the Commission noted in the Adopting Release, “ETF investors have grown familiar with ETFs and the fundamental distinctions between ETFs and mutual funds,” and the Commission therefore determined that Rule 6c-11 did not need to include special disclosure requirements to highlight the ways in which mutual funds and ETFs differ.19 Further, even though Rule 6c-11 does not include exemptive relief to permit ETF Classes, the Commission did consider the disclosure requirements that apply to ETF Classes at the time of the rulemaking, and its amendments to Form N-1A regarding ETF trading costs apply equally to ETFs and ETF Classes.20 Applicants also believe that it is extremely unlikely that any investor acquiring ETF Shares through the Exchange Privilege, if available, will do so without understanding the differences between the classes, since an investor would make an exchange only if the investor wanted to own shares with different characteristics.

Applicants will take numerous steps to help ensure that investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

•	Different products, different names. All references to the ETF Shares will use a generic term such as “ETF” in connection with such shares, or a form of trade name, as determined by the Adviser, indicating that the shares are exchange-traded.

•	Separate prospectuses. There will be separate prospectuses for a Fund’s ETF Shares and Mutual Fund Shares.[21]

•	Prominent disclosure that the Fund offers an ETF Class and one or more Mutual Fund Classes. Each Mutual Fund Class of a Fund will prominently disclose in its prospectus and on its website that the Fund offers an ETF Class, and each ETF Class of Fund will prominently disclose in its prospectus and on its website that it offers one or more Mutual Fund Classes.

•	Prominent disclosure in the ETF Shares Prospectus. The cover and summary section of a Fund’s ETF Shares prospectus will include disclosure that the ETF Shares are listed on an Exchange and are not individually redeemable.

•	Disclosure about the Exchange Privilege in the Mutual Fund Shares Prospectus. To the extent Mutual Fund Shares may be exchanged for ETF Shares as part of an Exchange Privilege, a Fund’s Mutual Fund Shares prospectus will contain appropriate disclosure about the ETF Shares and the Exchange Privilege.

•	No reference to ETF Shares as a mutual fund investment. The ETF Shares will not be marketed as a mutual fund investment. Marketing materials may refer to ETF Shares as an interest in an investment company or Fund, but will not make reference to a “mutual fund” except to compare or contrast the ETF Shares with Mutual Fund Shares. Where appropriate, there may be express disclosure that ETF Shares are not a mutual fund product.

•	Disclosure regarding dividends. The prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that distributions in cash may be reinvested automatically in additional whole shares only if the broker through whom the investor purchased shares makes such option available. Further, the prospectus for each Fund’s ETF Shares will disclose, to the extent applicable, that reinvestment of dividends (if available and elected) may not occur until several days after the ex-dividend date.

[19]	Adopting Release at 116.

[20]	Adopting Release at 124.

[21]	In addition, Applicants note that rule and form amendments recently adopted by the Commission currently require open-end investment companies with multiple classes to prepare and transmit to each shareholder a shareholder report that includes only the class in which the shareholder is invested.

•	Educational material. The Adviser will provide plain English disclosure on the Funds’ website (or the website of the Adviser or its affiliate) about ETF Shares and how they differ from Mutual Fund Shares.

•	Disclosure of relief and risks. For each Fund, the prospectus(es) for each of the Mutual Fund Class(es) and the prospectus for the ETF Class will: include appropriate disclosure in its registration statement regarding the multi-class structure, the key characteristics of, and any risks associated with, the multi-class structure, including the potential that transactions through one class could generate portfolio transaction costs and tax consequences for shareholders in other classes; and disclose the existence, substance and effect of any order granted pursuant to the Application.

Applicants believe that the efforts outlined above will help ensure that interested investors have the information necessary to understand the differences between Mutual Fund Shares and ETF Shares.

C.	Precedent

As noted above, the Commission has granted similar requested relief on four previous occasions, as reflected in the Vanguard Orders.22 Although Applicants seek similar relief, Applicants have proposed different conditions to the relief that reflect the adoption of Rule 6c-11 and that address the concerns expressed by the Commission in the Adopting Release relating to multi-class relief. Applicants believe that the Adviser and the Board will be well-positioned to determine whether it is appropriate for a given Fund to offer both an ETF Class and one or more Mutual Fund Classes and to evaluate this structure on an on-going basis. In addition, a new condition will require the Applicants to provide the information necessary for shareholders to fully inform themselves of the characteristics of a Fund’s multi-class structure.

VII.	CONDITIONS

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.	A Fund will operate an ETF Class as an “exchange-traded fund” in compliance with the requirements of Rule 6c-11 under the 1940 Act, except that a Fund will list only one class of its shares on an Exchange and also may offer an Exchange Privilege.

2.	A Fund will comply with Rule 18f-3 under the 1940 Act, except to the extent that the ETF Class and Mutual Fund Classes have different rights and obligations as described in the Application. As required by Rule 18f-3, before the first issuance of Mutual Fund Shares, and before any material amendment of a written plan under Rule 18f-3 to include a Mutual Fund Class, a majority of the trustees of a Fund, and a majority of the Independent Trustees, shall find that the plan is in the best interests of each Mutual Fund Class and ETF Class individually and of the Fund as a whole. As required by Rule 18f-3, before any vote on a plan including one or more Mutual Fund Classes, the trustees shall request and evaluate, and any agreement relating to the class arrangement shall require the Adviser to furnish, such information as may be reasonably necessary to evaluate the plan.

3.	To assist in the initial Board consideration of the addition of a Mutual Fund Class to a Fund, the Adviser shall prepare for the Board and Initial Adviser Report as described in the Application that evaluates the appropriateness of the Mutual Fund Class in light of the specific circumstances of the Fund and the investment strategy of the Fund. The Adviser shall provide information that the Board deems relevant to the Board’s consideration of the Mutual Fund Class on an initial and ongoing basis.

4.	The Board will periodically evaluate the multi-class structure of a Fund. The Advisor will establish the Ongoing Monitoring Process designed to help determine whether a Fund has encountered any issues relating to the multi-class structure, including any conflicts between the Mutual Fund Class(es) and the ETF Class. To inform this evaluation, the Adviser shall prepare and deliver to the Board of the Fund the Ongoing Adviser Report as described in the Application.

[22]	See supra footnotes 3-6.

5.	Consistent with the requirements of Rule 6c-11, the Adviser will publish the Fund portfolio on a daily basis for the Fund. A Fund will only utilize an ETF Class structure when the Board determines that displaying the portfolio holdings on a daily basis would not negatively impact the shareholders of the Fund.

6.	Each Fund will take the Disclosure Steps outlined in the Application.

7.	No Fund that intends to rely upon ETF Operational Relief or Share Class Relief for which the Adviser acts as a sub-adviser shall rely upon any exemptive order from the Commission permitting it to enter into and materially amend subadvisory agreements with subadvisers without shareholder approval (so-called “manager-of-managers” relief).

VIII.	PROCEDURAL MATTERS

Applicants file this Application in accordance with Rule 0-2 under the 1940 Act. Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is indicated on the cover page of this Application. Applicants further request that all communications concerning this Application be directed and copied to the persons listed on the cover page of the Application.

In accordance with Rule 0-2(c) under the 1940 Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants also have attached the verifications required by Rule 0-2(d) under the 1940 Act as Exhibits B-1 through B-3 to this Application.

In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the Order without holding a hearing.

IX.	CONCLUSION

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue an Order under Sections 6(c) and 17(b) of the 1940 Act granting the relief requested by Applicants. Applicants submit that the requested exemptions are necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. In addition, Applicants submit that the terms of the proposed transactions are reasonable and fair, including the consideration to be paid or received, and do not involve overreaching on the part of any person concerned, that the proposed transactions are consistent with the policy of each registered investment company concerned, and that the proposed transactions are consistent with the general purposes of the 1940 Act.

Applicants have caused this Application to be duly signed on their behalf on April 22, 2025.

[Signatures Appear on the Following Page]

SIGNATURES

Exchange Traded Concepts, LLC		Exchange Traded Concepts Trust

By:	/s/ J. Garrett Stevens	By:	/s/ J. Garrett Stevens

Name:	J. Garrett Stevens	Name:	J. Garrett Stevens

Title:	Chief Executive Officer	Title:	Trustee and President

Exchange Listed Funds Trust

By:	/s/ J. Garrett Stevens

Name:	J. Garrett Stevens

Title:	Trustee and President

Exhibits to Application

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibit A-1	Authorization
Exhibit A-2	Authorization
Exhibit B	Verification

Exhibit A-1

Authorization

Exchange Traded Concepts Trust

Exchange Listed Funds Trust

(the “Trusts”)

In accordance with Rule 0-2(c) under the 1940 Act, the Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of each Trust. J. Garrett Stevens is authorized to sign and file this document on behalf of each Trust pursuant to the general authority vested in him as President and pursuant to the following resolutions adopted by the Board of Trustees of each Trust by written consent as of April 11, 2025:

Whereas, Exchange Traded Concepts, LLC (“ETC” or the “Adviser”) believes that it would be beneficial to permit existing and future series of Exchange Traded Concepts Trust and Exchange Listed Funds Trust (the “Trusts”; existing and future series of the Trusts are included within the term “Funds”), each a registered open-end management investment company, among other things, to be able to offer one or more classes of shares that are not exchange-traded (each such class, a “Mutual Fund Class,” and such shares, “Mutual Fund Shares”) in addition to classes of shares that are exchange-traded (each such class, an “ETF Class,” and such shares, “ETF Shares”); and

Whereas, Rule 6c-11 under the Investment Company Act of 1940, as amended (the “1940 Act”), generally permits registered open-end management investment companies that issue only ETF Shares and satisfy certain conditions to operate without obtaining an individual exemptive order from the Securities and Exchange Commission (the “Commission”) granting exemptions under Section 6(c) of the 1940 Act from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and

Whereas, because the Funds would offer not only ETF Shares, but also Mutual Fund Shares, they may not rely on Rule 6c-11 under the 1940 Act and would, therefore, require relief from the Commission that would permit standard exchange-traded fund operations consistent with Rule 6c-11 under the 1940 Act (“ETF Operational Relief”); and

Whereas, subject to certain exceptions, Section 18(f)(1) of the 1940 Act generally prohibits registered open-end management investment companies from issuing any “senior security” and, as defined in Section 18(g) of the 1940 Act, a “senior security” includes any stock of a class having priority over any other class with respect to distributions of assets or payments of dividends; and

Whereas, Section 18(i) of the 1940 Act generally requires that every share of stock issued by a registered open-end management investment company be a voting stock having equal voting rights with every other outstanding voting stock; and

Whereas, the Commission generally takes the position that a registered open-end management investment company that issues multiple classes could raise issues under Sections 18(f)(1) and 18(i) of the 1940 Act because differences in the rights accorded to, or expenses paid by, different shareholders of the same investment company may raise senior security issues under Section 18 of the 1940 Act; and

Whereas, although Rule 18f-3 under the 1940 Act provides an exemption from Sections 18(f)(1) and 18(i) of the 1940 Act for registered open-end management investment companies (or series thereof) that comply with its requirements to offer multiple classes, the Funds would not be able to meet all of such requirements and would therefore require relief from the Commission to offer one or more Mutual Fund Classes (the “Share Class Relief”); and

Whereas, the Adviser recommends that the Trusts be authorized to seek an order of exemption from the Commission that would grant the ETF Operational Relief and the Share Class Relief (and such other relief from any provisions of and/or under the 1940 Act to the extent necessary and/or advisable); and

Whereas, in addition to the Trusts, it is intended that the requested order of exemption would extend to existing or future registered open-end management investment companies and/or existing or future series thereof as described in the Exemptive Application (as defined below) (the foregoing series are included within the term “Funds”).

Now, Therefore, Be It

 Resolved, that J. Garrett Stevens, President and Trustee of each Trust, and any other officer of each Trust be, and each hereby is, authorized to prepare, execute and submit to the Commission, on behalf of the respective Trust and in its name, an application or applications in such form as such officers, or any one of them, deems necessary or appropriate for an order exempting each Trust from the provisions of the 1940 Act and any rules thereunder to the extent necessary or advisable to, among other things, permit the Trust, in general terms, to offer Funds with one or more Mutual Fund Classes in addition to an ETF Class (any such application, an “Exemptive Application” and such order of exemption, the “Order of Exemption”); and it is

Further Resolved, that J. Garrett Stevens, President and Trustee of each Trust, and any other officer of each Trust be, and each hereby is, authorized and directed to take such additional actions and to execute and deliver on behalf of the respective Trust such other documents or instruments as he or she deems necessary or appropriate in furtherance of the above resolution, including, without limitation, the preparation, execution and filing of any necessary or appropriate amendment(s) or supplement(s) to the above-described Exemptive Application(s), his or her authority therefor to be conclusively evidenced by the taking of any such actions or the execution or delivery of any such document or instrument; and it is

Further Resolved, that upon issuance of an Order of Exemption by the Commission in accordance with the terms and conditions of any Exemptive Application described above, the respective Trust is authorized to act in accordance with the provisions of such Exemptive Application (including amendments or supplements thereto) and the related Order of Exemption; and it is

Further Resolved, that (i) this written consent may be executed by the members of the Board of Trustees of each Trust in any number of counterparts, and all of such counterparts together shall constitute one and the same written consent; (ii) any such counterpart may be executed in written form or by electronic means, whether via an electronic copy of a manual signature, Docusign (or other electronic signature), facsimile or otherwise; and (iii) delivery of an executed counterpart of this written consent by e-mail transmission, Docusign, facsimile or other electronic means will be equally as valid and effective as delivery of an original manually executed counterpart.

Exchange Traded Concepts Trust
Exchange Listed Funds Trust

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	President
Dated:	April 22, 2025

Exhibit A-2

Authorization

Exchange Traded Concepts, LLC

In accordance with Rule 0-2(c) under the 1940 Act, the Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Exchange Traded Concepts, LLC. J. Garrett Stevens is authorized to sign and file this document on behalf of Exchange Traded Concepts, LLC pursuant to the general authority vested in him as Chief Executive Officer.

Exchange Traded Concepts, LLC

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Title:	Chief Executive Officer
Dated:	April 22, 2025

Exhibit B

Verification

Exchange Traded Concepts Trust

Exchange Listed Funds Trust

Exchange Traded Concepts, LLC

In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, for and on behalf of Exchange Traded Concepts Trust, Exchange Listed Funds Trust, and Exchange Traded Concepts, LLC; that he is President of each Trust and Chief Executive Officer of Exchange Traded Concepts, LLC; and that all actions by the trustees and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ J. Garrett Stevens
Name:	J. Garrett Stevens
Dated:	April 22, 2025